

Mail Stop 3030

August 3, 2009

John R. Barr
President and Chief Executive Officer
AGA Medical Holdings, Inc.
5050 Nathan Lane North
Plymouth, MN 55442

> **Re: AGA Medical Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 20, 2009**
> **File No. 333-151822**

Dear Mr. Barr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

If we are unable to successfully develop, page 12

1.   We note your response 4; however, disclosure generally regarding the possibility of delays or revised projections differs from specific disclosure regarding the accuracy or inaccuracy of previous projections as mentioned in Regulation S-K Item 10(b)(3)(ii). Therefore, we reissue the comment in that regard.

Corporate History, page 79

2.   We note the reference to a receiver in exhibit 4.5.   Please tell us why this section does not discuss the receivership and the related circumstances. See, for example, Regulation S-K Item 101(a), Item 401(f) and (g) and Item 404(c).

Summary Compensation Table, page 124

3.   We note your revisions here in response to our prior comment 18. It is unclear why the amounts in the total column have not been revised. Please revise or advise.

Underwriting, page 157

4.   We note the deletion in the third full paragraph on page 159. Please identify the "certain" underwriters mentioned in the last sentence of that paragraph.

Item 15 Recent Sales of Unregistered Securities, page II-1

5.   We note your response to our prior comment 23. If the transaction involving WCAS included only WCAS and its affiliates, it is unclear why beneficial ownership of all securities involved in those transactions is not attributed to WCAS in your Principal and Selling Stockholders table; if WCAS subsequently resold the securities, please provide us your analysis of the effect of the resales on the exemption from registration on which you relied to issue the securities. Also, it is unclear where you reported your sales of options like those mentioned in your response.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Jeanne Bennett at (202) 551-3606 or in her absence, Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via fax):   John B. Tehan, Esq.
                 Kenneth B. Wallach, Esq.